Borland Software Corporation 512-340-2200 8310 N. Capital of Texas Hwy Bldg 2, Suite 100 Austin, TX 78731 www.borland.com
November 17, 2008
Via electronic submission
Mark Konforst
David Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation Form 10-Q for the Quarter Ended June 30, 2008 Filed August 14, 20008 File No. 001-10824
Dear Messrs. Konforst and Edgar:
     On behalf of Borland Software Corporation (“Borland” or the “Company”), I am electronically transmitting to you this letter with regard to the letter dated October 28, 2008 we received from the staff (the “Staff”) of the Securities and Exchange Commission.
     As explained in my conversation with Mr. Edgar this morning, we unfortunately did not receive the letter until late in the afternoon on Friday, November 14, 2008. We believe the reason we did not receive the letter in a timely manner is that we moved our headquarter offices and the letter went to our old offices. We requested an extension to respond, which was graciously granted. As I committed to Mr. Edgar on the phone, we will provide our response to the October 28, 2008 letter no later than December 2, 2008.
     Please do not hesitate to call me at (512) 340-2200 if you have any questions in the meantime.

Sincerely, Borland Software Corporation
/s/ Melissa Frugé
Melissa Frugé
VP, Associate General Counsel & Assistant Secretary

cc:   Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission